Exhibit (a)(5)(i)
PLAYSTUDIOS, INC. ANNOUNCES
COMMENCEMENT OF AN OFFER TO PURCHASE AND CONSENT SOLICITATION RELATING TO ITS WARRANTS

Las Vegas, Nevada – April 1, 2022 – PLAYSTUDIOS, Inc. (NASDAQ: MYPS) (“PLAYSTUDIOS” or the “Company”), the creator of the playAWARDS loyalty platform and an award-winning developer of free-to-play mobile and social games, today announced that it has commenced an offer to purchase (the “Offer”) all of its outstanding public warrants and private placement warrants (collectively, the “Warrants”) to purchase shares of its Class A common stock, par value $0.0001 per share, at a purchase price of $1.00 in cash, without interest. The purpose of the Offer is to reduce the number of shares of Class A common stock that would become outstanding upon the exercise of Warrants, thus providing investors and potential investors with greater certainty as to PLAYSTUDIOS’ capital structure.
PLAYSTUDIOS is also soliciting consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated as of October 22, 2020, by and between PLAYSTUDIOS and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Agreement”), to permit PLAYSTUDIOS to redeem each outstanding Warrant for $0.90 in cash, without interest, which is 10% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment will require the consent of holders of at least 65% of the outstanding public warrants as it relates to the public warrants and the consent of holders of at least 65% of the outstanding private placement warrants as it relates to the private placement warrants.
The Offer will be open until 12:00 midnight, Eastern Time, at the end of the day on April 29, 2022, unless extended or earlier terminated by PLAYSTUDIOS (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer is not conditioned upon any minimum number of Warrants being tendered in the Offer. The Offer is, however, subject to other conditions described in the Offer and Consent Solicitation.
The Offer and Consent Solicitation are being made pursuant to an Offer to Purchase dated April 1, 2022, and Schedule TO, dated April 1, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.
The Company’s Class A common stock and public warrants are listed on The Nasdaq Stock Market LLC under the symbols “MYPS” and “MYPSW,” respectively. As of March 31, 2022, a total of 10,996,631 Warrants were outstanding.
PLAYSTUDIOS has engaged PJT Partners LP as the Dealer Manager for the Offer and Consent Solicitation. Alliance Advisors, LLC (“Alliance”) has been appointed as the Information Agent for the Offer and Consent Solicitation, and Broadridge Corporate Issuer Solutions, Inc. has been appointed as the Depositary for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Alliance at (800) 429-6652 (toll-free).
Important Additional Information Has Been Filed with the SEC
Copies of the Schedule TO and Offer to Purchase will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Alliance at (800) 429-6652 (toll-free).
This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Schedule TO and Offer to Purchase, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Offer to Purchase.
Holders of the Warrants are urged to read the Schedule TO and Offer to Purchase carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.
None of PLAYSTUDIOS, any of its management or its board of directors, or the Dealer Manager, Information Agent or Depositary or any other person makes any recommendation as to whether or not Warrant holders should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation. Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender.
About PLAYSTUDIOS, Inc.
PLAYSTUDIOS, Inc. (Nasdaq: MYPS) creator of the groundbreaking playAWARDS loyalty platform is a publisher and developer of award-winning mobile games, including the iconic Tetris® mobile app, POP! Slots, myVEGAS Slots, myVEGAS Blackjack, my KONAMI Slots, myVEGAS Bingo, and MGM Slots Live. The playAWARDS loyalty platform enables players to earn real-world rewards from more than 95 iconic hospitality, entertainment, and leisure brands across 17 countries and four continents. playAWARDS partners include MGM Resorts International, Wolfgang Puck, Norwegian Cruise Line, Resorts World, IHG, Bowlero, Gray Line Tours, Hippodrome Casino, and 1-800-Flowers, among others. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS’ games combine the best elements of popular casual games with compelling real-world benefits. To learn more about PLAYSTUDIOS, visit www.playstudios.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the expiration date for the Offer and Consent Solicitation and the effects of the Offer and Consent Solicitation on our capital structure. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” the negative of these terms and other comparable terminology that conveys uncertainty of future events or outcomes. These forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from statements made in this press release, including the number of warrant holders that respond and elect to participate in the Offer and Consent Solicitation; our ability to consummate the Offer and Consent Solicitation; our ability to recognize the anticipated benefits of the Offer and Consent Solicitation; changes in applicable laws or regulations, including those that pertain to tender offers; and the possibility that we may be adversely affected by legal and regulatory developments and general market, political, economic and business conditions. Other potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 10-K for the twelve months ended December 31, 2021, filed with the SEC on March 3, 2022 and in other filings we make with the SEC form time to time. All information provided in this release is based on information available to us as of the date of this press release and any forward-looking statements contained herein are based on assumptions that we believe are reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. We undertake no duty to update this information unless required by law.
SOURCE: PLAYSTUDIOS, Inc.

PLAYSTUDIOS CONTACTS

Investor Relations
IR@playstudios.com

Media Relations
Amy Rossetti
media@playstudios.com